UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2018

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3

2800 Mechelen, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual Shareholders’ Meeting Results

On April 24, 2018, Galapagos NV (the “Company”) held an Annual Shareholders’ Meeting. The meeting minutes and other documentation pertaining to this Shareholders’ Meeting can be consulted at the Company’s website. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below.

Agenda item 2: Approval of Non-consolidated Annual Accounts

The Company’s shareholders approved the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2017, as well as the allocation of the annual result as proposed by the Company’s board of directors (the “Board”).

Agenda item 5: Approval of Remuneration Report

The Company’s shareholders approved the Company’s remuneration report.

Agenda item 6: Annual Shareholders’ Meeting, Release from Liability

The Company’s shareholders resolved, by separate vote, to release each of the Company’s directors and the Company’s statutory auditor from any liability arising from the performance of their duties during financial year 2017.

Agenda item 7: Re-appointment of Directors

The Company’s shareholders resolved to re-appoint to the Board (i) Mr. Werner Cautreels for a period of one year ending immediately after the annual shareholders’ meeting to be held in 2019 and (iii) Mr. Howard Rowe for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2022 and, upon the proposal of the Board and upon advice of the Company’s nomination and remuneration committee, to appoint Mr. Rowe as an independent director under the independence criteria of article 526ter of the Belgian Companies Code.

Agenda item 8: Remuneration of Directors

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, resolved that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending December 31, 2018 is established as follows: (i) chairman of the Board: €80,000; (ii) other non-executive Board members: €40,000 each; (iii) annual additional compensation for membership of a Board committee: €5,000; (iv) annual additional compensation for the chairmanship of a Board committee: €10,000; and (b) power of attorney is granted to the Board to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

Agenda item 9: Offer of Warrants

The Company’s shareholders, upon recommendation of the Company’s nomination and remuneration committee, (i) resolved to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr, under warrant plans to be created by the Board for the benefit of directors, employees and independent consultants of the Company and its affiliates within the framework of the authorized capital (jointly, “Warrant Plan 2018”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowered the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approved the offer of warrants to members of the Company’s executive committee under Warrant Plan 2018 in accordance with the Company’s remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the Company’s shareholders expressly approved the particular provisions of Warrant Plan 2018 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2018 can be exercised early, even before the third anniversary of their award. The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (“FSMA”) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

First Quarter 2018 Results

On April 25, 2018, the Company announced its unaudited first quarter results for 2018, which are further described in a Q1 2018 report.

Exhibit	Description

99.1	Press Release dated April 25, 2018

99.2	First Quarter Report 2018

The information contained in this Report on Form 6-K, including the exhibits, except for the quote of Onno van de Stolpe and the quote of Bart Filius contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-211765) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, and 333-218160).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV

Date: April 27, 2018	By:	/s/ Xavier Maes
Xavier Maes
Company Secretary